Exhibit 14.1

APPRECIATE HOLDINGS, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

To All Appreciate Directors, Employees and Officers:

At Appreciate Holdings, Inc. (“Appreciate”) we are committed to observing the spirit and letter of the laws and regulations that apply to our business. We are driven to do what is right for our shareholders and our employees. We also understand that this responsibility lies with each and every one of us.

In today’s complex business world the line between right and wrong isn’t always clear, and it can be hard to know how to proceed at times, particularly in a highly regulated environment like ours. However, we want to be clear: we cannot allow anything-not making the numbers, competitive instincts, or a direct order from a superior-to compromise our commitment to integrity. Misconduct, of any kind, by an Appreciate employee undermines our collective commitment to integrity, honesty and fairness. You play an important role in protecting and preserving these values.

Appreciate’s Code of Ethics and Business Conduct explains this commitment to integrity and to compliance with the law and is a strong statement about how we must behave in a wide range of business settings. With clear policies and guidance for business practices, the Code is the cornerstone for our ethics and compliance program. Following the Code is mandatory for all Appreciate Directors, Officers, Employees and Agents.

We all share responsibility for fostering a culture of integrity. Part of that responsibility is individually complying with the Code, as well as calling attention to violations. The Code includes strong language prohibiting retaliation against anyone who raises a concern, and we are personally committed to fostering an environment that encourages people to raise issues.

If you see a violation of the Code, you should tell your manager, an officer of the Company, a director of the Board, the CEO, the Chair of the Audit Committee or Appreciate’s legal counsel. You may also (i) call the Network Hotline at 833-393-2077, which allows you to submit an anonymous complaint or (ii) submit an anonymous online complaint at https://www.whistleblowerservices.com/SFR.

Please take a few minutes to reread the Code, and to think about what these requirements mean for you in your work. Remember that compliance with the Code is everyone’s responsibility, every day.

Board of Directors

Adopted by the Board of Directors
1	November 29, 2022

CONTENTS

Introduction

Standards of Conduct

Compliance

Company Assets

Conflicts of Interest

Corporate Opportunities

Gifts and Entertainment

Fair Dealing

Recordkeeping

Confidential and Proprietary Information

Political Activity & Contributions

Bribes, Kickbacks and Payoffs

Equal Employment Opportunity

Workplace Violence

Harassment

Drug-Free Environment

Insider Information and Securities Trading

Reporting Procedures

Investigating Suspected Violations

Confidential Conversations

How the Hotline Works

Prohibition against Retaliation

Disciplinary Action

Modification and Waiver

Request a Copy

Contact Information

Certification

Adopted by the Board of Directors
2	November 29, 2022

INTRODUCTION

The Appreciate Holdings, Inc. (“Appreciate”) Code of Ethics and Business Conduct makes compliance with high standards of business conduct mandatory for every Appreciate director, officer, manager and employee. Adherence to the principles in this Code is essential to the efforts of Appreciate to gain and keep the confidence and support of all of its stakeholders. Most important of all, compliance is simply the right thing to do.

Appreciate’s business is complex. These complexities create ethical challenges. In light of these challenges, we need a central set of guiding standards to act as a legal and ethical compass for our directors, officers, managers and employees (“you”). This Code and Appreciate’s Compliance Program provide that compass.

Appreciate’s Compliance Program is composed of four components:

1. This Code of Ethics and Business Conduct, which establishes Appreciate’s guiding standards for conducting business and applies to all Appreciate agents, employees, and directors;

2. The Code of Ethics For Senior Financial Officers which applies to the Appreciate’s Chief Executive Officer, Chief Financial Officer, and all of Appreciate’s finance employees;

3. Appreciate’s Policies and Procedures (IPPs), which apply to all agents, employees and directors, and officers.

4. Appreciate’s Insider Trading Policy, which applies to Appreciate’s Directors, Employees, and Officers.

While each component has a specific purpose, together they provide an integrated approach to the way Appreciate conducts its business.

Our Compliance Program reflects Appreciate’s commitment to do what is legal and what is ethical. It is also necessary both to manage Appreciate’s business effectively and to meet the constantly changing needs of the marketplace. It is a critical part of the way we do business. We expect you to understand and follow the applicable requirements of Appreciate’s Compliance Program, as well as all applicable laws and rules.

This part of the Compliance Program, the Code of Ethics and Business Conduct, provides guidance to recognize and deal with ethical issues, provides mechanisms to report unethical conduct and fosters a culture of honesty and accountability. It provides general standards for the operation of our business and reaffirms Appreciate’s obligation to meet legal requirements.

Each day you will face and make decisions that are critical to our success. This Code is a practical reference that you can use to make good decisions.

Adopted by the Board of Directors
3	November 29, 2022

STANDARDS OF CONDUCT

Compliance

At Appreciate, we are committed to observing the spirit and letter of the laws and regulations that apply to our business. Compliance with the law is not considered optional or a compromise. Rather, it is an essential condition of our performance.

As an employee you are charged with the responsibility to acquire appropriate knowledge of the requirements relating to your duties sufficient to enable you to recognize potential dangers and to know when to seek legal or other advice on the Appreciate Compliance Program. You are expected to execute the duties and responsibilities of your position in full compliance with this Code, all applicable laws, rules, and regulations. Appreciate’s reputation as an honest law abiding organization starts with you.

Appreciate Assets

Appreciate is dedicated to creating value for its shareholders. Theft, carelessness and waste have a direct impact on Appreciate’s profitability. So we are obligated and committed to enhancing and protecting Appreciate’s assets and ensuring their efficient use.

You must vigilantly protect Appreciate’s physical property, as well as tangible, intangible intellectual and other proprietary property or information, including trade secrets. Moreover, you must use Appreciate’s assets for only legitimate business purposes.

Conflicts of Interest

Appreciate’s Directors, Officers, and Employees owe a duty of business loyalty to Appreciate and should take particular care to avoid a conflict of interest with regard to their own or Appreciate’s interests.

Many situations may arise where your personal interest conflicts, either actually or in appearance, with the interests of Appreciate or your loyalty to Appreciate. A conflict of interest occurs when one’s personal interest interferes in any way - or even appears to interfere - with the interests of Appreciate as a whole. Some examples may include:

●	engage in a significant personal business transaction involving Appreciate for profit or gain;
●	accept money, gifts of other than nominal value, excessive hospitality, loans, guarantees of obligations or other special treatment from any Appreciate supplier, customer or competitor; or
●	Compete with Appreciate.

Conflicts of interest can arise if you take actions or have interests that make it difficult to perform your duty objectively or efficiently. Conflicts of interest can also arise when you or a member of your family, receives improper personal benefits due to your position at Appreciate. In all instances you should not enter into situations that could result in even the appearance of a conflict of interest.

Appreciate recognizes that Directors, Officers and Employees may take part in legitimate financial, business and other activities outside their jobs, but any potential conflict of interest raised by those activities must be promptly disclosed.

Adopted by the Board of Directors
4	November 29, 2022

In many cases, a potential conflict of interest may be avoided by disclosing the facts to the CEO, Chair of the Audit Committee, or Appreciate’s legal counsel prior to completing a transaction so Appreciate can make an informed, independent decision regarding the implications of the proposed transaction. Appreciate reserves the right to condition the approval of any transaction on any terms and conditions Appreciate may require, including specific financial reporting and audit requirements.

Corporate Opportunities

Appreciate Directors, Officers, and Employees may not take for themselves opportunities that are discovered through the use of Appreciate property, information or your position with Appreciate. You also may not use Appreciate property, information or your position for personal gain, other than through proper employment activities, and you may not compete with Appreciate as an employee. Your obligation is to advance Appreciate’s legitimate interests when the opportunity arises.

Accordingly, unless approved by the CEO or the Board of Directors after disclosing all relevant facts no employee, officer, director, or immediate family members shall:

●	Own an interest in one of Appreciate’s contractors, subcontractors, customers or competitors;
●	Own or acquire property knowing that its value is likely to increase as a result of an Appreciate action that the individual knows Appreciate is considering;
●	Own or acquire property where confidential or unpublished information, obtained through Appreciate or in the course of performing duties for Appreciate, has in any way been used in the ownership or acquisition of the property;
●	Give to others any business opportunity in which the individual knows or could reasonably anticipate Appreciate would be interested; or
●	Use Appreciate property, information, or position for personal gain.

This policy is not intended to prohibit the ownership of publicly-traded securities of a corporation or entity that does business with Appreciate; nor is it intended to prohibit ownership of other security holdings that could not be used to exert influence, whether because of their relatively small size or because of the insignificance of the entities dealings with Appreciate.

Gifts and Entertainment

Appreciate’s Directors, Officers, and Employees shall also not ask for or accept any business courtesy offered in a real or perceived attempt to obtain favorable treatment, motivate misconduct, or to garner undue influence from the Director, Officer or Employee.

Employees, however, may accept gifts of insubstantial value as long as they are given as a gesture of professional friendship and not involve an expectation that Appreciate will transact business with the giver. Additionally, Employees may accept or offer entertainment or a meal as part of a business relationships that is of value to Appreciate, provided the entertainment or meal is (1) related to a legitimate business purpose; (2) consistent with marketplace practices, (3) infrequent in nature, and (4) not lavish or extravagant.

Appreciate’s Directors, Officers, and Employees are prohibited from offering or giving gifts (including tickets to sporting, recreational, or other events) having a market value of $500.00 or more, to non-government personnel or an entity with which Appreciate does or seeks to do business, unless specifically approved by the CEO.

Adopted by the Board of Directors
5	November 29, 2022

Fair Dealing

Appreciate is committed to competing fairly and complying with all applicable antitrust and competition laws.

The term “Antitrust” is used to describe the laws and regulations that protect free enterprise and promote open and fair competition. Antitrust laws are vigorously enforced. Violations can result in severe penalties and fines against Appreciate. Violations can also result in fine and prison sentences for individual employees. Appreciate is committed to complying fully with all federal, provincial, and state antitrust laws.

If you are involved in any discussion with competitors that concern a project in which the competitor will be an alliance partner, joint venturer or subcontractor of Appreciate you should pre-clear arrangement with the CEO or Appreciate’s legal counsel.

At Appreciate, we are also committed to fair and competitive sales practices. Our Directors, Officers, and Employees shall not engage in practices that would unfairly limit trade or exclude competitors from the marketplace. Appreciate strictly prohibits communicating formally or informally with competitors to fix or control prices, allocate markets, boycott customers or suppliers, or limit the sale of products. Directors, Officers, and Employees shall not make false statements regarding our competitors, nor conspire to gain or use their proprietary information improperly.

Recordkeeping

Appreciate is committed to recording and entering complete, accurate, and timely records for all business transactions, corporate assets, funds, and liabilities.

Appreciate maintains accurate records and accounts in order to ensure legal and ethical business practices and to prevent fraudulent activities. No one should rationalize or even consider misrepresenting facts or falsifying records. Misconduct of this type will not be tolerated and will result in disciplinary action.

Appreciate is also committed to maintaining a system of internal accounting controls to ensure that: assets are safeguarded; transactions conform to management’s authorizations; and accounting records are accurate and comply with all applicable laws. No one should rationalize or even consider circumventing these internal controls or procedures.

Appreciate’s Directors, Officers and Employees also have a duty to cooperate fully and provide full and complete information to Appreciate’s internal auditors and independent certified public accountants. Appreciate relies on these individuals to help monitor and evaluate the effectiveness and compliance of its financial systems.

Confidential and Proprietary Information

One of Appreciate’s most valuable assets is its Confidential and Proprietary Information. Improper or inadvertent disclosure of this information to competitors or others can severely damage Appreciate. Directors, Officers and Employees should exercise caution when discussing Appreciate, its services, data or plans with anyone outside of Appreciate.

“Confidential” or “Proprietary” information can include financial data; trade secrets; sales figures; employee information; client or supplier lists; wage and salary data; capital investment plans; earnings projections; technical reports; proprietary design methods and processes; pricing and profit data; and information about future management changes.

Adopted by the Board of Directors
6	November 29, 2022

Appreciate also respects the confidential and proprietary information of others. The individuals and companies that interact with us must do so with the confidence that the content of their communications and records will be kept confidential and private when appropriate. You must maintain the confidentiality of information entrusted to you by Appreciate and its customers, except where disclosure is authorized or legally mandated.

Likewise, you may also possess, come to possess, or be presented with the opportunity to obtain Confidential or Proprietary Information of a competitor, former employer, supplier, client or partners. It is important that such third-party information be treated in accordance with the law and consistent with any contractual obligations that exist between the third party and Appreciate.

If you know or have reason to know that confidential information was wrongfully obtained from the owner of the information or was obtained from a third party who was under a confidentiality obligation to the owner you cannot use such information and should discuss the matter with the CEO or Appreciate legal counsel.

Political Activity & Contributions

Appreciate encourages its employees to become involved in civic affairs and to participate in the political process. Employees must understand, however, that their involvement and participation must be on an individual basis, on their own time, and at their own expense.

However, as a matter of law and internal policy Appreciate strictly prohibits donating Appreciate funds, goods, or services, directly or indirectly, to candidates for federal, state or local offices -- this includes employees’ work time. This includes any personal contributions later submitted for reimbursement from Appreciate.

Bribes, Kickbacks and Payoffs

Appreciate forbids any payments, entertainment and gifts to government officials at any level. Appreciate further prohibits its Directors, Officers, and Employees from offering, giving, asking for, or taking any bribe, kickback or other similar unlawful payment from any supplier, customer, public official, political party or official, candidate for public office or other individual.

Bribes, kickbacks and payoffs include any money, fee, commission, credit, gift, gratuity, thing of value, or compensation of any kind that is provided, directly or indirectly, to anyone for the purpose of improperly obtaining or rewarding favorable treatment in connection with a business transaction.

Equal Employment Opportunity

Appreciate is committed to the fair and equitable treatment of all of its employees. Employment decisions, including, without limitation, hiring, placement, performance appraisals, promotions, transfer, compensation, benefits, training and discharge are based on an employee’s qualifications, skills and performance without regard to race, color, sex, national origin, religion, age, disability, sexual preference, marital or family status, veteran status or any other non-business related consideration.

Adopted by the Board of Directors
7	November 29, 2022

Appreciate will not tolerate discrimination and will not tolerate retaliation against any employee who asserts that he or she has been or is being subjected to discrimination or has reported discrimination. Discrimination on the basis of race, religion, gender, color, ethnic or national origin, age, disability, sexual preference marital status or veteran status will not be allowed. This includes discrimination in hiring, training, advancement, compensation, discipline, and termination.

Harassment

Every Appreciate Employee is entitled to be treated with respect and to be free from any conduct that is offensive, hostile or intimidating. Harassment violates an individual’s fundamental rights and personal dignity. Appreciate does not tolerate sexual advances, actions, comments or any other conduct that creates an intimidating or otherwise offensive work environment

While harassment encompasses a wide range of conduct, some examples of prohibited behavior include: abusing the dignity of a person through unwelcome jokes, teasing or sexual advances, epithets or derogatory comments; threats, demands or suggestions that an employee’s work status is contingent upon his/her toleration of or acquiescence to sexual advances; or retaliation against employees for complaining about such behaviors.

Complaints of harassment are investigated immediately and handled as confidentially as possible. Misconduct, including acts of retaliation against those who complain about harassment (or against those who assist in an investigation arising from such complaints) is prohibited and will result in disciplinary action up to and including termination.

Workplace Violence

Appreciate strictly prohibits violent behavior at any workplace, whether committed by or against our Employees. Violent behavior is considered a serious act of misconduct and may subject an Employee to disciplinary action including immediate discharge. “Violent Behavior” includes making threatening remarks, causing physical injury to someone else, intentionally damaging someone else’s property, or acting aggressively in a way that causes someone else to fear of injury.

Drug-Free Environment

Appreciate is committed to providing a work environment free of illegal drugs, alcohol and intoxicants.

Each Director, Officer, and Employee must report to work free from the influence of any substance that could prevent him or her from conducting work activities safely and effectively. Appreciate prohibits the possession, sale, purchase, delivery, use or transfer of illegal substances (except medically prescribed drugs) on Appreciate property, at Appreciate functions and while performing any Appreciate business.

Violators will be subject to disciplinary action including any one or a combination of the following disciplinary and/or educational sanctions: (1) disciplinary action, including reprimand, suspension, or termination; (2) required completion of substance abuse treatment; or (3) required attendance at designated substance abuse education programs. In addition to disciplinary action, violators may also be referred for criminal prosecution.

Adopted by the Board of Directors
8	November 29, 2022

Insider Information and Securities Trading

Directors, Officers and Employees are prohibited from trading in Appreciate securities when they have material information that is not publicly known. Information is generally considered “material” if (a) there is a substantial likelihood that a reasonable investor would find the information important in determining whether to trade in a security, or (b) the information, if made public, would likely affect the market price of an Appreciate security.

For the Appreciate’s specific policy and procedures concerning trading in Appreciate securities please consult Appreciate’s Insider Trading and Disclosure Policy and Procedure.

REPORTING PROCEDURES

You must comply, as applicable, with the standards and principles contained or referenced, directly or indirectly, in this Code, the Code of Ethics for Senior Financial Officers, and Appreciate’s Policies and Procedures. In addition, you have an obligation to behave according to high ethical standards. Any potential violations should be reviewed or reported for legal action, discipline or other corrective steps.

Part of your job and your ethical responsibility to Appreciate is to help Appreciate enforce its Compliance Program. You should be alert to possible violations of the Compliance Program anywhere in Appreciate. We expect you to report possible violations promptly. Self-policing is encouraged.

All conversations, calls, and reports made in good faith will be taken seriously. We will investigate all reported concerns-promptly and in confidence-and resolve those concerns appropriately. If we find that our policies have been violated, we will take action, including imposing disciplinary action, implementing system-wide changes, or notifying the right governmental agency. Not only will we deal with a specific situation, but we will also make changes so that similar problems do not recur.

Investigating Suspected Violations

If you believe that someone associated with Appreciate has violated our standards, you are expected to bring the matter in good faith to the attention of your manager, an officer of Appreciate, the CEO, Chair of the Audit Committee or Appreciate’s legal counsel so that we can conduct a prompt and thorough investigation. You can make reports by telephone, through e-mail, by making an appointment. You can also make an anonymous report through our Ethics Hotline. You have a personal responsibility to report activity that appears to violate laws, regulations, policies, or this Code.

We expect you to cooperate in any Appreciate legal or regulatory investigation of violations, suspected violations and compliance review. It is a serious violation for any employee to knowingly raise a false allegation or initiate/encourage action against any person who in good faith reports known or potential violation.

Confidential Conversations

Conversations regarding compliance or ethical issues are treated confidentially. You will be told if your identity is needed to address your question or concern satisfactorily. Calls to our employee Hotline are confidential and will not be traced. You may remain anonymous when you call. Complaints submitted online are also done anonymously. We will attempt to protect the identity of anyone who makes a good faith report or inquiry consistent with our legal obligations. Be advised that anonymous communications sometimes make it very difficult to report back to you and may limit the thoroughness of our investigation.

Adopted by the Board of Directors
9	November 29, 2022

How the Ethics Hotline Works

You can always call our Ethics Hotline or submit an anonymous online complaint through our online portal to express a concern, or report a possible violation of laws, regulations, or policies. When reporting a concern, you may be asked to provide the time, location, names of the people involved, and other details so that we can investigate your concerns. Every call to the Ethics Hotline is handled promptly, discreetly, and professionally. We will investigate reports of illegal or unethical conduct received through the Hotline, and take appropriate action to resolve each reported matter.

ETHICS HOTLINE

833-393-2077

ETHICS ONLINE PORTAL

https://www.whistleblowerservices.com/SFR

Prohibition against Retaliation

Appreciate will not retaliate against any person who brings to our attention, in good faith, an ethics or compliance issue. Individuals who raise concerns or who help us resolve reported matters are protected against retaliation. Anyone who uses the ethics and compliance program to spread falsehoods, threaten others, or damage another person’s reputation will be subject to disciplinary action. Discouraging other employees from making a report or getting the help they need is prohibited and could result in disciplinary action.

Disciplinary Action

Violations of laws, regulations, principles, this Code, or our policies can have severe consequences for you and for Appreciate. Some violations may be criminal in nature and punishable by fine or imprisonment. Violations can jeopardize our relationships with our customers and suppliers, and could result in loss of the privilege to do business in the United States or in other countries.

Employees who violate the laws, regulations, these standards, or our policies are subject to disciplinary action and might also be breaking a law that could expose themselves to substantial criminal fines, prison terms and civil damages. Disciplinary measures which may be invoked include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension without pay, demotions, reductions in salary, termination of employment and restitution.

Modifications and Waivers

Appreciate may modify this Code and this Code supersedes and replaces all other codes, policies or verbal representations to the extent they are inconsistent. Only the Appreciate Board of Directors or a Board Committee may waive this Code of Ethics and Business Conduct for executive officers or directors and any such waiver must be promptly disclosed in writing to shareholders.

Request a Copy

To order a hard copy of this Code, please contact Appreciate’s Corporate Secretary. Provide your name and the address to which you want the document sent. Please also indicate the number of copies you desire.

Contact Information

6101 Baker Road

Suite 200

Minnetonka, MN 55345

Phone: (952) 470-8888

Adopted by the Board of Directors
10	November 29, 2022

APPRECIATE HOLDINGS, INC.

CODE OF ETHICS AND BUSINESS CONDUCT CERTIFICATION

Appreciate’s Board of Directors adopted this Code of Ethics and Business Conduct (the “Code”) to:

●	Promote honest and ethical conduct, including fair dealing and the proactive evaluation and handling of actual and apparent conflicts of interest;
●	Ensure compliance with applicable laws and governmental rules and regulations;
●	Ensure the protection of the Appreciate’s business interests, including corporate opportunities, assets and confidential information; and
●	Encourage reporting of illegal and unethical behavior, and deter wrongdoing.

The Code is intended to facilitate, not replace, any established policies or procedures. The Code is not intended to constitute an employment contract.

Your signature below confirms that you have read, understand, and agree to comply with the materials put forth in this Code. It does not in any way signify an employment contract of any sort.

CERTIFICATION

I understand that during my employment with Appreciate I will be informed, from time to time, formally or informally, of various Appreciate policies and procedures. I also understand that Appreciate reserves the right to amend, supplement, modify, suspend, eliminate, or terminate any or all such policies or procedures at any time, with or without advance notice, and that such policies or procedures are not a condition of employment.

I acknowledge that I have received a copy of Appreciate’s Code of Ethics and Business Conduct, read it thoroughly, fully understand its contents, and agree to adhere to the principals and standards referenced therein. Any questions I have about any section of the Code have been answered to my satisfaction.

Printed Name:
Signature:
Date:

Adopted by the Board of Directors
11	November 29, 2022